SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 October 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 21 October 2022

Exhibit No: 99.1

21 October 2022

InterContinental Hotels Group PLC

Paul Edgecliffe-Johnson to step down as Chief Financial Officer and Group Head of Strategy

InterContinental Hotels Group PLC (IHG or the Company) [LON:IHG, NYSE: IHG (ADRs)] announces that Paul Edgecliffe-Johnson will step down from the Board and his role as Chief Financial Officer and Group Head of Strategy to take up a new position outside of IHG.

Paul will leave IHG in six months' time and the Company has begun the process of appointing a successor.

Paul joined IHG in 2004 and held a number of senior roles before being appointed CFO and to the Board and Executive Committee in 2014. He additionally took on the leadership of IHG's strategy function in 2019.

Deanna Oppenheimer, Chair of IHG, commented:

"Paul has established excellent relationships across all our key stakeholders during his nearly 20 years at IHG. I want to thank him for his contribution to the Board and Executive Committee."

Keith Barr, Chief Executive Officer of IHG, commented:

"Paul has played a major role in helping IHG achieve its growth ambitions through expanding our brand portfolio, investing in our enterprise platform and building a strong finance team. Although we are sad to see Paul go, we wish him all the very best for the future."

Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, commented:

"It has been a huge privilege to have spent almost two decades as part of such a dynamic and successful business. I have valued working with talented colleagues and I will be leaving in the knowledge that IHG is well positioned for further success."

Contacts:
Investor Relations:      Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:         Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 October 2022